Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-224333-04

NORTHERN STATES POWER COMPANY

(a Minnesota corporation)

$600,000,000 2.90% FIRST MORTGAGE BONDS, SERIES DUE MARCH 1, 2050

Issuer:	Northern States Power Company (a Minnesota corporation)
Issue Format:	SEC Registered
Expected Ratings*:	Aa3/A/A+ (Stable/Stable/Stable) (Moody’s/Standard & Poor’s/Fitch)
Security Type:	First Mortgage Bonds
Pricing Date:	September 3, 2019
Settlement Date:	September 10, 2019 (T+5)
Maturity Date:	March 1, 2050
Interest Payment Dates:	Semi-annually on March 1 and September 1, commencing on March 1, 2020
Principal Amount:	$600,000,000
Reference Benchmark:	2.875% due May 15, 2049
Benchmark Price:	120-27+
Benchmark Yield:	1.947%
Spread to Benchmark Treasury:	+105 bps
Yield to Maturity:	2.997%
Coupon:	2.90%
Price to Public:	98.071% of the principal amount
Net Proceeds to Issuer:	$583,176,000 (after underwriting discount but before transaction expenses)
Make-Whole Call:	Prior to September 1, 2049 (the par call date), T+20 bps (calculated to the par call date)
Par Call:	On or after September 1, 2049, at par
CUSIP/ISIN:	665772 CR8 / US665772CR86
Minimum Denominations:	$2,000 and integral multiples of 1,000 in excess thereof
Joint Book-Running Managers:	CIBC World Markets Corp. J.P. Morgan Securities LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC BNY Mellon Capital Markets, LLC Mizuho Securities USA LLC
Co-Manager:	Loop Capital Markets LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling CIBC World Markets Corp. toll-free at (800) 282-0822, J.P. Morgan Securities LLC collect at (212) 834-4533, RBC Capital Markets, LLC toll-free at (866) 375-6829, or Wells Fargo Securities, LLC toll-free at (800) 645-3751.